ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

07020663

January 19, 2007

SEC MAIL PROCESSING RECEIVED
JAN 29 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

dlw 1/30

Enclosure(s)

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.22	CAD	01/18/2007	03/14/2007	03/31/2007
ACO.Y	0.22	CAD	01/18/2007	03/14/2007	03/31/2007
ACO.PR.A	0.359375	CAD	01/18/2007	02/07/2007	03/01/2007

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date:
Last Updated: 01/18/2007

ATCO
GROUP

News Release

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release

January 18, 2007

ATCO Ltd. Declares Quarterly Dividend

CALGARY, Alberta – The Board of Directors of ATCO Ltd. today declared a first quarter dividend of 22.0 cents per Class I Non-Voting and Class II Voting share, a 7.3% increase over the 20.5 cents paid in each of the previous four quarters. The dividend is payable March 31, 2007, to shareholders of record on March 14, 2007.

The Board also declared the following Cumulative Redeemable Preferred Share Dividend:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2007)	Payment Date (2007)
5.75% Series 3	ACO.PR.A	0.359375	07-Feb	01-Mar

ATCO Ltd., an Alberta based worldwide organization of companies with assets of approximately $7.4 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services. More information about ATCO Ltd. can be found on its website www.atco.com.

-30-

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.